大华置业
UNITED OVERSEAS LAND LIMITED
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591
TEL: (65) 6255 0233 FAX: (65) 6252 9822

03 MAR 19 AM 7:21

03007235

25 February 2003

United States Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
Attn : Mr Frank Zarb, Esq.

BY FAX ONLY
FAX NO.: 012 1 202 942 9525

Total: 15 pages
(including this page)

Dear Sirs

SUPPL

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited results and valuation of properties of the Company and the Group for the year ended 31 December 2002.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.singaporeexchange.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

Patricia Ong
Deputy Company Secretary

enc.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

cc: Ms Karen Lefevre, The Bank of New York (Fax No. : 012-1-212-571 3050)

K:\gracewong\letter\MEDIA\fullyear RESULTS.doc
UOL/3.2.3/(gw/nur)

dlw 3/11

UNITED OVERSEAS LAND LIMITED

Unaudited Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

	Group			Company		
	S'000		%	S'000		%
	31.12.2002	31.12.2001 (restated)	Increase/ (Decrease)	31.12.2002	31.12.2001 (restated)	Increase/ (Decrease)
Revenue	464,990	315,390	47	38,176	16,032	138
Cost of sales	(308,354)	(153,655)	101	(25,878)	(2,219)	NM
Gross profit	156,636	161,735	(3)	12,298	13,813	(11)
Other operating income	66,145	53,767	23	165,140	57,889	185
Marketing and distribution expenses	(14,769)	(11,548)	28	(120)	(88)	36
Administrative expenses	(28,838)	(28,630)	1	(6,036)	(4,210)	43
Other operating expenses	(39,278)	(47,312)	(17)	(2,212)	(6,458)	(66)
Operating profit	139,896	128,012	9	169,070	60,946	177
Finance income	1,990	2,433	(18)	6,181	5,843	6
Finance costs	(34,441)	(43,327)	(21)	(21,874)	(26,378)	(17)
Exceptional items	80,389	12,568	NM	(68,700)	(15,570)	NM
Share of results of associates	12,281	3,505	250	-	-	-
Profit before tax	200,115	103,191	94	84,677	24,841	241
Tax	(28,430)	(22,429)	27	(34,653)	(11,296)	207
Profit after tax	171,685	80,762	113	50,024	13,545	269
Minority interests	(10,288)	(11,175)	(8)	-	-	-
Profit attributable to shareholders	161,397	69,587	132	50,024	13,545	269

NM: Not meaningful

Note: Comparative figures have been restated with the adoption of SAS 12 (2001) on Income Taxes. Please refer to paragraph 5 for details.

Cost of sales for the Group have increased from $153.7 million to $308.4 million and this is due mainly to the inclusion of development costs pertaining to the sales of residential development projects. The share of results of associates had also increased to $12.3 million for 2002 from $3.5 million in 2001 and this is due mainly to the share of profits from the Eden, an executive condominium development project which is developed by an associate company, Tampines Condominium Pte Ltd.

Additional Information to Income Statement

	Group			Company		
	$'000		%	$'000		%
	31.12.2002	31.12.2001 (restated)	Increase/ (Decrease)	31.12.2002	31.12.2001 (restated)	Increase/ (Decrease)
Turnover comprises:						
Revenue	464,990	315,390	47	38,176	16,032	138
Dividend income (note a)	43,433	33,940	28	162,334	55,850	191
Interest income on investments (note a)	-	517	NA	-	-	-
	508,423	349,847	45	200,510	71,882	179
Finance income comprises:						
Interest income	1,990	886	125	5,321	5,843	(9)
Foreign exchange gain (net)	-	1,547	NA	860	-	NA
	1,990	2,433	(18)	6,181	5,843	6
Finance costs comprise:						
Interest expense	(22,403)	(28,878)	(22)	(10,636)	(10,457)	2
Foreign exchange loss (net)	(800)	-	NA	-	(1,472)	NA
Amortisation of bond discount	(11,238)	(14,449)	(22)	(11,238)	(14,449)	(22)
	(34,441)	(43,327)	(21)	(21,874)	(26,378)	(17)
Exceptional items comprise:						
Gain on disposal of:						
- investment property	83,509	-	NA	-	-	-
- hotel property	-	12,626	NA	-	-	-
- subsidiary	-	-	-	-	560	NA
- long-term quoted investments	-	8,886	NA	-	-	-
Provision for diminution in value of:						
- quoted and unquoted investments	(1,348)	-	NA	-	-	-
- subsidiaries	-	-	-	(68,700)	(16,130)	NM
Write-back of provision for diminution in value of long-term investments	1,000	680	47	-	-	-
Provision for doubtful recovery of loans to an associated company	(2,772)	(680)	NM	-	-	-
Provision for foreseeable losses in an associated company	-	(2,819)	NA	-	-	-
Write-down of a hotel property to its recoverable value	-	(6,125)	NA	-	-	-
	80,389	12,568	NM	(68,700)	(15,570)	NM

NA: *Not applicable*

NM: *Not meaningful*

Note a: Dividend income and interest income on investments are included in other operating income in the income statement.

	Group			Company		
	S'000		%	S'000		%
	31.12.2002	31.12.2001 (restated)	Increase/ (Decrease)	31.12.2002	31.12.2001 (restated)	Increase/ (Decrease)
Profit before tax was arrived at after crediting :						
Investment income	43,433	33,940	28	162,334	55,850	191
and after charging :						
Depreciation and amortisation	(44,978)	(43,002)	5	(12,438)	(15,567)	(20)

Adjustments for under or (over) provision of tax in respect of prior years:

	The Group S'000
Adjustment to deferred tax arising from the change in tax rate from 24.5 % to 22.0%	(2,670)
Overprovision of Singapore income tax	(788)
Underprovision of deferred tax	1,230
	(2,228)

Profits on any sale of investments and /or properties :

	The Group S'000
Gain on sale of Tiong Bahru Plaza, the retail portion of an investment property	83,509

(This was included in the exceptional income of the Group. No income tax has been provided for the gain on sale).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
	S'000	$'000 (restated)	$'000	S'000 (restated)
NON-CURRENT ASSETS				
Fixed assets	2,209,785	2,512,309	216,745	242,211
Subsidiary companies	-	-	961,687	962,443
Associated companies	65,966	60,594	20,000	20,000
Other investments	302,916	302,411	48,811	48,847
Intangibles	2,400	-	-	-
Expenditure carried forward	1,399	2,336	1,057	1,861
	2,582,466	2,877,650	1,248,300	1,275,362
NET CURRENT ASSETS				
Current assets	495,200	438,764	201,248	190,061
Less :				
3.1% Unsecured Bonds due 2003	(140,000)	-	(140,000)	-
Short-term loans and overdrafts	(72,899)	(56,945)	(4,172)	-
Other current liabilities	(115,849)	(123,096)	(13,773)	(15,521)
	166,452	258,723	43,303	174,540
NON-CURRENT LIABILITIES				
1.5% Unsecured Bonds due 2004	(173,546)	(166,616)	(173,546)	(166,616)
Transferable term loan	(107,880)	(103,572)	(107,880)	(103,572)
3.1% Unsecured Bonds due 2003	-	(140,000)	-	(140,000)
Bank loans	(457,904)	(620,218)	-	(15,000)
Loans from minority shareholders of subsidiaries	(5,990)	(9,206)	-	-
Rental deposits	(16,327)	(18,239)	(2,648)	(2,317)
Provision for retirement benefits	(2,939)	(2,758)	(707)	(628)
Deferred liability	(20,817)	(31,331)	-	-
Deferred taxation	(57,705)	(68,937)	(16,756)	(23,354)
	(843,108)	(1,160,877)	(301,537)	(451,487)
NET ASSETS	1,905,810	1,975,496	990,066	998,415
SHARE CAPITAL & RESERVES				
Share capital	613,414	612,972	613,414	612,972
Share premium account	184,511	184,349	184,511	184,349
Reserves	416,278	577,954	120,208	143,326
Retained profits	486,431	360,893	71,933	57,768
INTERESTS OF THE SHAREHOLDERS	1,700,634	1,736,168	990,066	998,415
MINORITY INTERESTS	205,176	239,328	-	-
CAPITAL EMPLOYED	1,905,810	1,975,496	990,066	998,415

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 31.12.2002		As at 30.06.2002	
Secured	Unsecured	Secured	Unsecured
$35,054,000	$177,845,000	$15,254,000	$215,239,000

Amount repayable after one year

As at 31.12.2002		As at 30.06.2002	
Secured	Unsecured	Secured	Unsecured
$396,829,000	$367,065,000	$441,365,000	$370,908,000

Details of any collateral

In order for certain subsidiaries of the Company to obtain loans from financial institutions, the borrowings are secured by mortgages on the borrowing subsidiaries' land and buildings, investment properties, properties under development and assignment of all rights and benefits with respect to the properties.

(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group	
	For the year ended	
	31.12.2002	31.12.2001
	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation and share of results of associates	187,834	99,686
Adjustment for non-cash items	(48,100)	32,116
Investment and interest income	(45,423)	(35,343)
Interest expense	22,403	28,878
Changes in working capital	(13,124)	2,776
Expenditure on properties under development for resale	(73,782)	(29,395)
Progress billings	19,947	2,132
Income taxes paid	(16,385)	(19,167)
Net cash from operating activities	33,370	81,683
CASH FLOWS FROM INVESTING ACTIVITIES		
Net proceeds from disposal of fixed assets	195,625	90,112
Payment for purchase of subsidiaries, net of cash acquired	-	(88,974)
Payment to minority shareholders for purchase of shares in subsidiaries	(23,917)	(25,842)
Payment for trademark	(946)	-
Net proceeds from disposal of long-term investments	236	28,491
Net proceeds from liquidation of an associated company	74	-
Redemption of loan stock	-	597
Payment for interests in associated companies	(556)	(294)
Payment for long-term investments	-	(1,291)
Payment for purchase of fixed assets	(37,476)	(35,487)
Retention monies withheld / (released)	1,305	(2,092)
Interest received	1,990	1,403
Dividend received	24,507	27,648
Net cash from/(used in) investing activities	160,842	(5,729)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	598	34,992
Net proceeds from issue of shares to minority shareholders of subsidiaries	1,796	16,539
Net repayment of borrowings	(140,893)	(10,679)
Repayment of loan from an associated company	-	12,500
Repayment of loans from minority shareholders of subsidiaries	(3,231)	-
Expenditure carried forward incurred	-	(967)
Interest paid	(25,105)	(34,371)
Dividends paid to shareholders of United Overseas Land Limited	(35,859)	(33,463)
Dividends paid to minority shareholders of subsidiaries	(2,005)	(1,972)
Net cash used in financing activities	(204,699)	(17,421)
Net (decrease) / increase in cash and cash equivalents	(10,487)	58,533
Cash and cash equivalents at 1 January	73,007	14,474
Cash and cash equivalents at 31 December	62,520	73,007

1d(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the year ended 31 December 2002

	Share Capital	Share Premium	Asset Revaluation Reserve	Capital Reserves	Exchange Translation Reserve	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
The Group							
Balance at 1 January 2002							
As previously reported	612,972	188,028	468,019	127,427	217	352,349	1,749,012
Effect of adopting SAS 12 (2001)	-	(3,679)	(4,256)	(13,453)	-	8,544	(12,844)
Restated at 1 January 2002	612,972	184,349	463,763	113,974	217	360,893	1,736,168
Currency translation differences	-	-	1,078	-	(4,572)	-	(3,494)
Negative goodwill	-	-	-	(487)	-	-	(487)
Adjustment to deferred taxation arising from change in tax rate from 24.5% to 22%	-	-	2,294	1,373	-	-	3,667
Revaluation deficit	-	-	(77,522)	-	-	-	(77,522)
Revaluation surplus transferred to income statement on disposal of investment property	-	-	(83,834)	-	-	-	(83,834)
Net profit	-	-	-	-	-	161,397	161,397
Dividends	-	-	-	-	-	(35,859)	(35,859)
Issue of share capital	442	162	-	(6)	-	-	598
Balance at 31 December 2002	613,414	184,511	305,779	114,854	(4,355)	486,431	1,700,634

Group Statement of Changes in Equity for the year ended 31 December 2001

	Share Capital	Share Premium	Asset Revaluation Reserve	Capital Reserves	Exchange Translation Reserve	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
The Group							
Balance at 1 January 2001							
As previously reported	590,973	159,993	769,797	160,285	(8,803)	299,135	1,971,380
Effect of adopting SAS 12 (2001)	-	-	(4,256)	(22,146)	-	10,183	(16,219)
Restated at 1 January 2001	590,973	159,993	765,541	138,139	(8,803)	309,318	1,955,161
Revaluation deficit	-	-	(301,778)	-	-	-	(301,778)
Currency translation differences	-	-	-	-	9,020	-	9,020
Negative goodwill	-	-	-	2,649	-	-	2,649
Net profit	-	-	-	-	-	69,587	69,587
Adjustment arising from expiry of warrants	-	-	-	(15,451)	-	15,451	-
Dividends	-	-	-	-	-	(33,463)	(33,463)
Issue of share capital	21,999	24,356	-	(11,363)	-	-	34,992
Balance at 31 December 2001	612,972	184,349	463,763	113,974	217	360,893	1,736,168

Company Statement of Changes in Equity for the year ended 31 December 2002

	Share Capital	Share Premium	Asset Revaluation Reserve	Capital Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Company						
Balance at 1 January 2002						
As previously reported	612,972	188,028	101,298	55,481	47,941	1,005,720
Effect of adopting SAS 12 (2001)	-	(3,679)	-	(13,453)	9,827	(7,305)
Restated at 1 January 2002	612,972	184,349	101,298	42,028	57,768	998,415
Adjustment to deferred taxation arising from change in tax rate from 24.5% to 22%	-	-	1,041	1,373	-	2,414
Revaluation deficit	-	-	(25,526)	-	-	(25,526)
Net profit	-	-	-	-	50,024	50,024
Dividends	-	-	-	-	(35,859)	(35,859)
Issue of share capital	442	162	-	(6)	-	598
Balance at 31 December 2002	613,414	184,511	76,813	43,395	71,933	990,066

Company Statement of Changes in Equity for the year ended 31 December 2001

	Share Capital	Share Premium	Asset Revaluation Reserve	Capital Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000
The Company						
Balance at 1 January 2001						
As previously reported	590,973	159,993	179,078	90,988	50,933	1,071,965
Effect of adopting SAS 12 (2001)	-	-	-	(22,146)	11,302	(10,844)
Restated at 1 January 2001	590,973	159,993	179,078	68,842	62,235	1,061,121
Revaluation deficit	-	-	(77,780)	-	-	(77,780)
Net profit	-	-	-	-	13,545	13,545
Dividends	-	-	-	-	(33,463)	(33,463)
Adjustment arising from expiry of warrants	-	-	-	(15,451)	15,451	-
Issue of share capital	21,999	24,356	-	(11,363)	-	34,992
Balance at 31 December 2001	612,972	184,349	101,298	42,028	57,768	998,415

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year**

During the period, the issued share capital was increased as follows:

	$
Issued capital as at 30.6.2002	613,169,072
Issue of ordinary shares of $1.00 each arising from the exercise of 1998 Options granted under the UOL Executives Share Options Scheme	6,000
Issue of ordinary shares of $1.00 each arising from the exercise of 1999 Options granted under the UOL Executives Share Options Scheme	10,000
Issue of ordinary shares of $1.00 each arising from the exercise of 2000 Options granted under the UOL Executives Share Options Scheme	114,000
Issue of ordinary shares of $1.00 each arising from the exercise of 2001 Options granted under the UOL 2000 Share Option Scheme	96,000
Issue of ordinary shares of $1.00 each arising from the exercise of subscription rights by holders of 19,356 UOL Warrants 2004	19,356
Issued capital as at 31.12.2002	613,414,428

The following number of ordinary shares of $1.00 each would be issued upon the exercise of the subscription rights in full by holders of the:

	31.12.2002	30.6.2002
UOL Warrants 2004 at any time on or before 12 June 2004 at the subscription price, presently $1.25 per share	177,176,051	177,195,407
Options granted under the UOL Executives Share Options Scheme:		
- 1998 Options during the option period from 29 April 1999 to 28 January 2003 at the offer price of $1.20	12,000	18,000
- 1999 Options during the option period from 6 May 2000 to 5 February 2004 at the offer price of $1.60 (Options lapsed: 5,000)	391,000	406,000
- 2000 Options during the option period from 15 May 2001 to 14 February 2005 at the offer price of $1.24 (Options lapsed: 12,000)	384,000	510,000
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the offer price of $1.58	1,164,000	1,260,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81	1,423,000	-
	180,550,051	179,389,407

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have neither been audited nor reviewed by the Company's auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

Except as disclosed in paragraph 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year compared with those of the audited financial statements as at 31 December 2001.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change**

With effect from 1 January 2002, the Group changed its accounting policy with respect to the treatment of deferred taxation in order to conform with the new requirements of the Singapore Statement of Accounting Standard (SAS) 12 (2001) on Income Taxes. In the previous year, taxation expense excluded the tax effects of certain timing difference when there was reasonable evidence that these timing differences would not reverse for some considerable period ahead. Under the revised SAS 12, taxation expense had been fully provided by the Group in the current year, using the liability method on all temporary differences.

The comparative figures in the profit and loss account for the year ended 31 December 2001 has been restated accordingly:

	Increase / (decrease)	
	Group	Company
	S'000	S'000
Tax expense (before minority interests) for the financial year ended 31 December 2001	(3,323)	(3,539)
Retained earnings as at 1 January 2001	10,183	11,302
Retained earnings as at 1 January 2002	8,544	9,827

6 **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	Group	
	31.12.2002	31.12.2001 (restated)
Earnings per ordinary share for the year		
(i) Based on weighted average number of ordinary shares in issue	26.3 cents	11.5 cents
(ii) On a fully diluted basis	24.3 cents	10.8 cents

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the year and this is computed to be 613,184,141 at 31 December 2002 (31 December 2001: 604,131,406).

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees and warrants issued, where such shares would have been issued at a price lower than market value.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	Group		Company	
	31.12.2002	31.12.2001 (restated)	31.12.2002	31.12.2001 (restated)
Net asset value per ordinary share	$2.77	$2.83	$1.61	$1.63
Net tangible asset backing per ordinary share	$2.77	$2.83	$1.61	$1.63

8 **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

For the year under review, Group turnover increased by 45% to $508.4 million from $349.8 million in the previous corresponding period. The increase was due mainly to the progressive recognition of revenues from the sale of residential development projects and higher dividend income.

Pre-tax profit for the Group improved by 94% from $103.2 million in 2001 to $200.1 million in 2002. The better performance includes the exceptional profit of $83.5 million from the sale of the Tiong Bahru Plaza retail mall. The improved performance was also due to higher profits from sales of development properties and higher dividends from quoted investments.

Based on the latest independent valuation of the Group's investment properties at 31 December 2002, the asset revaluation reserve was written down from $463.8 million at end 2001 to $305.8 million at end 2002. With the revaluation and other adjustments, shareholders' funds of the Group declined from $1.74 billion as at 31 December 2001 to $1.70 billion as at 31 December 2002. The Group's debt-equity ratio however, fell to 0.56 times as at 31 December 2002, from 0.63 times as at 31 December 2001, as the proceeds from the sale of the Tiong Bahru Plaza retail mall were applied towards reducing bank borrowings.

9 **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

In the 2001 results announcement, the Group expected to achieve better results in 2002 with the inclusion of the profit from the sale of Tiong Bahru Plaza retail mall. The current announced results are in line with the prospect statement previously disclosed.

10 **A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

The Singapore economy remains subdued with official forecast of GDP to grow between 2% and 5% in 2003. The residential property market will continue to be affected by global uncertainties and the threat of war. The office property sector remains weak with downward pressure on rents while the outlook for the retail property market is expected to remain resilient especially for prime retail space.

The difficult trading conditions in the hotel industry in Singapore are expected to persist in view of the negative impact of the recent Bali bombing and fear of more terrorist attacks. The Singapore Tourism Board has projected growth in visitor arrivals to Singapore of between -1% and +3%.

The overseas hotels in Suzhou, China and Vietnam are expected to improve on their performance with anticipated increase in revenues. Conditions in the Australia hotel market could improve ahead of the Rugby World Cup to be held in October/November 2003. The hotels in Malaysia will be affected by the on-going refurbishment works due for completion before end 2003. Performance of the hotel in Yangon could improve marginally with higher occupancy.

In the absence of significant exceptional gains, the profit of the group in the current year is unlikely to match those of 2002.

11 **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	: Proposed First & Final
Dividend Type	: Cash
Dividend Rate	: 7.5% per ordinary share less tax
Par value of shares	: $1.00
Tax Rate	: 22.0%
Name of dividend	: Proposed Special
Dividend Type	: Cash
Dividend Rate	: 2.5% per ordinary share less tax
Par value of shares	: $1.00
Tax Rate	: 22.0%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	: First & Final
Dividend Type	: Cash
Dividend Rate	: 7.5% per ordinary share less tax
Par value of shares	: $1.00
Tax Rate	: 22.0%

(c) Date payable : 9 June 2003

(d) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members will be closed from 27 May 2003 to 29 May 2003, both dates inclusive, for the preparation of dividend warrants. Duly completed transfers received by the Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, up to the close of business at 5.00 p.m. on 26 May 2003 will be registered to determine entitlements to the above dividend. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said final dividend will be paid by the Company to CDP which will in turn distribute the dividend entitlements to holders of shares in accordance with its practice.

12 **If no dividend has been declared/recommended, a statement to that effect**

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13 **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

	Group Turnover Year ended		Operating Profit/(Loss) Year ended	
	31.12.2002	31.12.2001	31.12.2002	31.12.2001
	$'000	$'000	$'000	$'000
Industry Segments				
Property development	155,904	-	8,258	(4,192)
Property investments	111,537	120,286	83,553	87,670
Hotel operations	177,605	174,518	10,944	11,928
Investments	43,433	34,457	42,624	34,431
Trading and retail operations, and management services	19,944	20,586	(1,077)	860
	508,423	349,847	144,302	130,697
Unallocated expenses			(4,406)	(2,685)
			139,896	128,012
Finance income			1,990	2,433
Finance costs			(34,441)	(43,327)
Exceptional items			80,389	12,568
Share of results of associates			12,281	3,505
Profit before tax			200,115	103,191
Geographical Segments				
Singapore	371,018	236,162	130,524	123,277
Australia	64,760	72,398	8,026	6,737
Malaysia	20,775	23,420	(2,556)	(1,514)
Vietnam	16,829	7,178	219	(1,239)
The People's Republic of China	30,219	9,386	5,149	1,484
Myanmar	4,822	1,303	(1,466)	(733)
	508,423	349,847	139,896	128,012
Finance income			1,990	2,433
Finance costs			(34,441)	(43,327)
Exceptional items			80,389	12,568
Share of results of associates			12,281	3,505
Profit before tax			200,115	103,191

14 **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

For analysis of material changes by business segment, please refer to paragraph 8.

Geographical Segment

Turnover in Vietnam, The People's Republic of China and Myanmar have improved due mainly to the full year's revenue contribution from the three hotels in Suzhou, Hanoi and Yangon which were acquired in September 2001.

15 **A breakdown of sales**

	Group		
	For the year ended		
	31.12.2002	31.12.2001	Increase/ (decrease)
	$'000	$'000 (restated)	%
(a) Sales reported for first half year	220,994	174,890	26
(b) Operating profit/(loss) after tax before deducting minority interests reported for first half year	124,040	28,122	341
(c) Sales reported for second half year	287,429	174,957	64
(d) Operating profit/(loss) after tax before deducting minority interests reported for second half year	47,645	52,640	(9)

16 **A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous full year**

	Latest Full Year	Previous Full Year
	($'000)	($'000)
Ordinary	47,847	35,859
Preference	-	-
Total:	47,847	35,859

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Secretary
25 February 2003

MASNET No. 86 OF 25.02.2003
Announcement No. 86

UNITED OVERSEAS LAND LTD

Notice Of Recent Valuation Of Properties

1.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	UOL Building at 96 Somerset Road, Singapore 238163
	Valuation (S$)	61,900,000
2.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	Faber House (excluding 1st storey) at No. 230 Orchard Road, Singapore 238854
	Valuation (S$)	35,000,000
3.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	United Square at 101 Thomson Road, Singapore 307591
	Valuation (S$)	462,400,000
4.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	Odeon Towers at 331 North Bridge Road, Singapore 188720
	Valuation (S$)	152,100,000
5.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	Central Plaza at 298 Tiong Bahru Road, Singapore 168730
	Valuation (S$)	148,000,000
6.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	Eunos Warehouse Complex at 1 Kaki Bukit Road 2 #01-10 & #04-10, Singapore 417835
	Valuation (S$)	1,570,000
7.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	Orchard Bel-Air at 245 Orchard Boulevard #25-03, Singapore 248648
	Valuation (S$)	2,800,000
8.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	The Plaza #04-315, #04-317, #04-330 at 7500A Beach Road, Singapore 199590
	Valuation (S$)	504,000
9.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	The Plaza #01-345/346 at 7500A Beach Road, Singapore 199590
	Valuation (S$)	330,000
10.	Date of valuation:	31/12/2002
	Name of valuer:	DTZ Debenham Tie Leung (SEA) Pte Ltd
	Description of property:	The Plaza #02-313/314 & 02-316/317 at 7500A Beach Road, Singapore 199590
	Valuation (S$)	710,000
11.	Date of valuation:	31/12/2002

Name of valuer: DTZ Debenham Tie Leung (SEA) Pte Ltd
Description of property: Novena Square at 238/A/B Thomson Road (excluding #01-38) Singapore 307683
Valuation (S$) 615,000,000

12. Date of valuation: 31/12/2002
Name of valuer: Jones Lang LaSalle Limited
Description of property: United Overseas Bank Building at 19 Hubin North Road, Xiamen, Fujian Province, The People's Republic of China
Valuation (US$) 21,600,000

The valuation reports for the above properties are available for inspection at 101 Thomson Road #33-00 United Square, Singapore 307591 during normal business hours for a period of three months from today.

A separate announcement will be made on the same day by Hotel Plaza Limited ("Hotel Plaza"), a listed subsidiary of United Overseas Land Limited, on the valuation of properties held by Hotel Plaza and its subsidiaries.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 25/02/2003 to the SGX